FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated third quarter earnings for fiscal year 2025.

3Q25 Earnings Release

BBVA Argentina
November 25th, 2025

Buenos Aires, Argentina

3Q25 Conference Call

Wednesday, November 26th - 12:00 p.m. Buenos Aires Time (10:00 a.m. EST)

To participate click here to register

3Q25 & 9M25 Highlights

BBVA

Macroeconomic indicators September 30, 2025
Inflation: **6.0%** QoQ, **31.8%** YoY, **22.0%** YTD.
Official FX A 3500: **AR$ 1,366.58** (+14.4% QoQ, +40.7% YoY)
TAMAR: **42.3% APR – 51.4% APY**

3Q25 Earnings Release

Net Income (AR$ billion, INFLATION ADJUSTED)

-46%
-40%
130.719
357.325
78.891
436.216
91.678
91.678
63.174
154.852
38.071
192.924
3Q24
4Q24
1Q25
2Q25
3Q25
Quarterly Net Income
Accumulated Net Income

ROA

3,4%
2,9%
2,5%
1,7%
2,0%
2,0%
1,5%
1,2%
1,2%
0,7%
3Q24
4Q24
1Q25
2Q25
3Q25
Quarterly ROA
Annualized ROA

ROE

16,9%
13,9%
12,5%
9,5%
11,4%
11,4%
9,6%
7,6%
8,0%
4,7%
3Q24
4Q24
1Q25
2Q25
3Q25
Quarterly ROE
Annualized ROE

3Q25 Highlights

63.174
-41.663
37.415
-27.161
31.454
-56.808
17.266
-1.064
6.693
8.765
38.071
2Q25 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
3Q25 Net Income

1 **Lower NII** due to higher interest rates, **offset by an excellent fee income behavior**

NET INTEREST INCOME
585.5 bn
-6.6% QoQ
-3.5% YoY

FINANCIAL MARGIN
79.8 bn
-25.3% QoQ
-33.6% YoY

2 **Loan loss allowances** impacted by continued **deterioration of retail book**, with total portfolio still growing

LOAN LOSS ALLOWANCES
210.0 bn
+37.1% QoQ
+286.3% YoY

3 **Operating expenses under control,** within a disciplined management of efficiency

OPERATING EXPENSES
494.6 bn
-3.4% QoQ
+18.6% YoY

EFFICIENCY RATIO* (%)
57.6% in 3Q25
+112 bps QoQ

3Q25 & 9M25 Highlights

BBVA

3Q25 Earnings Release

Macroeconomic indicators September 30, 2025
Inflation: **6.0%** QoQ, **31.8%** YoY, **22.0%** YTD.
Official FX A 3500: **AR$ 1,366.58** (+14.4% QoQ, +40.7% YoY)
TAMAR: **42.3% APR** – 51.4% APY

9M25 Highlights

357.323
-1.168.144
79.784
-71.172
24.210
-307.932
-16.664
9.241
1.226.929
59.349
192.924
9M24 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
9M25 Net Income

1 **Continued improvement in fee income.** NII and Net monetary position offset each other in a transition period.

2 Loan loss allowances impacted by loan book growth, with **higher provisioning on retail book**

3 **Expenses under control,** both personnel benefits and administrative expenses

NET INTEREST INCOME
1.82 tn **-39.1% YoY**

FINANCIAL MARGIN
322.1bn **-18.1% YoY**

LOAN LOSS ALLOWANCES
470.7 bn **+189.1% YoY**

OPERATING EXPENSES
1.48 tn **+1.1% YoY**

EFFICIENCY RATIO* (%)
56.8% in 3Q25 **-300 bps YoY**

Net Interest Income (net of monetary position result) & Adjusted NIM**
(AR$ billion, INFLATION ADJUSTED)

381.780
400.214
440.018
509.501
474.522
15,40%
13,59%
12,81%
15,49%
13,55%
3Q24
4Q24
1Q25
2Q25
3Q25
NII net of Monetary Position Results
NIM net of Monetary Position Results

Fees-to-Expenses Ratio (Fees / Expenses)
(%, INFLATION ADJUSTED)

32,1%
27,9%
26,3%
22,0%
37,3%
37,3%
34,9%
32,6%
46,0%
38,4%
3Q24
4Q24
1Q25
2Q25
3Q25
Quarterly
Annualized

Cost of Risk
(%, INFLATION ADJUSTED)

3,31%
3,32%
4,88%
3,17%
4,40%
4,40%
5,44%
4,66%
6,63%
5,01%
3Q24
4Q24
1Q25
2Q25
3Q25
Annualized
Quarterly

Quarterly efficiency Ratio
(%, INFLATION ADJUSTED)

59,2%
59,7%
70,1%
62,2%
56,3%
56,3%
56,5%
56,4%
57,6%
56,8%
3Q24
4Q24
1Q25
2Q25
3Q25
Annualized
Quarterly

3Q25 & 9M25 Highlights

BBVA

PRIVATE LOANS

(AR$ BILLION, INFLATION ADJUSTED)

*Real growth in a **context of deceleration***

+77%
+7%
7.234
11.984
12.782
56%
58%
57%
44%
42%
43%
3Q24
2Q25
3Q25
Commercial
Retail

PRIVATE DEPOSITS

(AR$ BILLION, INFLATION ADJUSTED)

*Market share reaching **two digits** for the first time*

+37%
+10%
11.011
13.660
15.048
2%
3%
0%
30%
38%
43%
49%
42%
39%
19%
17%
17%
3Q24
2Q25
3Q25
Other
Investment accounts
Time Deposits
Savings Accounts*
Checking accounts

PRIVATE LOANS MARKET SHARE*

10,58%	11,59%	11,39%

*Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS & Rombo.
Retail: consumer, mortgages, credit cards, pledge and loans to personnel.
Commercial: discounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.

PRIVATE DEPOSITS MARKET SHARE*

8,53%	9,65%	10,09%

*Based on daily information from BCRA. Capital balance as of last day of every quarter
Savings account includes special saving accounts and Checking accounts include interest-bearing checking accounts.

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

67%	49%	44%

TOTAL GROSS LOANS / TOTAL DEPOSITS

65%	88%	85%

NPL & COVERAGE

(%, CONSOLIDATED, INFLATION ADJUSTED)

System NPL
3.99%* *Sep25*

5,73%
4,04%
1,93%
3,28%
1,18%
2,28%
0,15%
0,10%
0,10%
3Q24
2Q25
3Q25
Commercial NPL
Retail NPL
Total NPL

152,98%
115,15%
99,98%
3Q24
2Q25
3Q25
Coverage

Cost of Risk: Current period loan loss allowances / Total average loans.

Total average loans calculated as the average between loans at prior period end, and total loans in the current period.

Source: Informe sobre bancos, BCRA, Septembert 2025.

PRIVATE LOAN AND DEPOSITS MARKET SHARE %

vs 2019
12,00%
10,00%
8,00%
6,00%
11,39%
+368 bps
10,09%
+295 bps
2019
2020
2021
2022
2023
2024
Sep25
BBVA loans
BBVA deposits

CAPITAL RATIO %

20,80%
26,10%
32,80%
19,50%
18,40%
16,70%
11,5%
8%
2021
2022
2023
2024
2Q25
3Q25
Minimum Requirement
Additional buffer
Capital Ratio

* RPC includes 100% of quarterly results

3Q25 & 9M25 Highlights

BBVA

3Q25 Earnings Release

Transformation

RETAIL DIGITAL AND MOBILE ACTIVE CLIENTS
(MILLIONS)

2,43
2,60
2,57
+6% YoY
2,17
2,34
2,32
+7% YoY
3Q24
2Q25
3Q25
Digital clients
Mobile clients

NEW CUSTOMER ACQUISITION
THOUSANDS, % OF ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL ONES

83%
84%
77%
179
209
139
3Q24
2Q25
3Q25
Total new clients
Digital client acquisition

ACTIVE CLIENTS
IN THOUSANDS

+4%
3.601
3.771
3.756
0,9
0,9
0,9
170
178
175
3.431
3.592
3.579
SMEs
+3% YoY
3Q24
2Q25
3Q25
CIB
SMEs
Retail

RETAIL DIGITAL SALES
(% OF TOTAL ACCUMULATED ANNUAL SALES, % OF TOTAL SALES YTD)

82,6%
91,5%
89,9%
94,9%
85,6%
94,3%
3Q24
2Q25
3Q25
PRV %
% Digital Sales (units)

Digital sales: % of sales done through digital channels and ATM over total sales. PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.

Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.

Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.

Banco BBVA Argentina S.A. announces Third Quarter 2025 results

Buenos Aires, November 25, 2025 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the third quarter (3Q25), ended on September 30, 2025. As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2024 and 2025 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to September 30, 2025.

3Q25 & 9M25 Highlights

•	BBVA Argentina's inflation-adjusted net income in 3Q25 was $38.1 billion, 39.7% lower than that recorded in the second quarter of 2025 (2Q25), and 70.9% lower than the result reported on the third quarter of 2024 (3Q24). The nine month accumulated net income for 2025 was $192.9 billion, 46.0% below the result reported for the same period of 2024.
•	In 3Q25, BBVA Argentina posted an inflation adjusted average return on equity (ROAE) of 4.7% versus 7.6% the prior quarter, and an inflation adjusted average return on assets (ROAA) of 0.7% versus 1.2% the prior quarter. The nine-month accumulated ROE was 8.0% versus 13.9% in 2024, while accumulated ROA for 2025 was 1.2% versus 2.9% in 2024.
•	The 3Q25 total NIM was 16.7% versus 19.1% in 2Q25. NIM in local currency was 18.7% and NIM in USD was 7.1%, the former falling from 2Q25’s 21.7% and the latter improving significantly from 5.4% in the prior quarter.
•	In terms of activity, total consolidated financing to the private sector in 3Q25 totaled $12.8 trillion, increasing 6.7% in real terms compared to 2Q25, and 76.7% compared to 3Q24. In the quarter, the variation was driven by an overall growth in almost all lines, especially loans in foreign currency. BBVA’s consolidated market share of private sector loans reached 11.39% as of 3Q25, falling 20 bps quarter-over-quarter (QoQ), and increasing 81 bps year-over-year (YoY).
•	Total consolidated deposits in 3Q25 totaled $15.4 trillion, increasing 11.2% in real terms during the quarter, and 36.6% YoY. The Bank’s consolidated market share of private deposits reached 10.09% as of 3Q25, increasing 44 bps QoQ and 156 bps YoY, reaching the two-digit figure for the first time.
•	As of 3Q25, the non-performing loan ratio (NPL) reached 3.28%, with a 99.98% coverage ratio.
•	The quarterly efficiency ratio in 3Q25 was 57.6%, increasing 110 bps compared to 2Q25’s 56.5%.
•	As of 3Q25, BBVA Argentina reached a regulatory capital ratio of 16.7% (Tier 1: 16.7%), entailing a 102.5% excess over minimum regulatory requirement.
•	Total liquid assets represented 44.3% of the Bank’s total deposits as of 3Q25.

3Q25 Earnings Release p.2

Message from the CFO

“In the third quarter of 2025, Banco BBVA Argentina has managed to sustain its growth strategy, demonstrating the strength of its fundamentals and the effectiveness of its management. We maintained a focus on operational efficiency through careful administration of our fees and strict control of expenses, which allowed us to navigate the volatile context in which interest rate levels doubled.

The period was marked by high political uncertainty which resulted in strong movements in financial variables. The Central Bank implemented a more restrictive monetary policy, with increases in reserve requirements, a new daily compliance scheme for them, and changes in the instruments used to regulate the money supply, which led to a sharp rise in the level and volatility of interest rates. The electoral results in the Province of Buenos Aires at the beginning of September added further doubts about the continuity of the government's economic policy.

Deposit rates increased from levels of 30% at the beginning of July, reaching peaks of 70% during September. Furthermore, demand for exchange rate hedging increased, resulting in some dollarization of deposits, while loan growth slowed down. Nevertheless, credit to the private sector of the system achieved a real term increase of 7.0% during the quarter.

Although this scenario was quickly reversed, after the outcome of the national elections in October heavily supported the ruling party, the results of the financial system were not exempt from the impact of what happened during the quarter.

On the one hand, the high level of rates affected the continued deterioration of the system's delinquency, and in addition, it had a negative impact on intermediation margins, given the faster speed at which liabilities are renegotiated compared to assets, despite the short duration of the latter.

The Bank’s net income in 3Q25 was $38.1 billion, with a quarterly ROE of 4.7%. We are leveraged on active pricing management, careful portfolio management, and strict control of expenses, which has allowed us to navigate a context of higher provisions and delinquency, while still driving growth in activity. The aforementioned negative impact on margins was mitigated by the high percentage of floating-rate sovereign debt in the securities portfolio. In this context, total loans to the private sector grew by 6.7%, and the consolidated market share was 11.39%. Regarding deposits, a real term increase of 10.2% was also achieved, so that the market share rose 44 bps and reached the double-digit figure for the first time, up to 10.09%.

As for asset quality, the NPL ratio of BBVA Argentina on private loans reached 3.28% as of September 2025, a figure that remains below the system average of 3.99%. BBVA is renowned for presenting delinquency ratios consistently below the sector average, which reflects the quality of its credit risk management and its prudent approach to portfolio origination.

Regarding the liquidity ratio, the Bank maintains a comfortable level, which at the end of the quarter reached 44.3% of deposits. The capital ratio stood at 16.7%, with its decrease of 170 bps compared to the previous quarter is mainly explained by the temporary impact of the sovereign debt valuation. Yet, it continues at ample levels that allow us to sustain our growth strategy.

In line with our commitment to generating value for our shareholders, the Bank continued with the payment of dividends corresponding to the 2024 financial year in 10 installments, having successfully completed the payment of installments 3 to 6 as of the date of this report.

In summary, despite the challenges of the environment, Banco BBVA Argentina has demonstrated notable resilience and effective management during 3Q25. The positive growth in credit, delinquency levels below the system average, and the strength in liquidity and capital are testament to the quality of our risk management and prudent approach. We reiterate our firm commitment to continue driving activity, maintaining operational efficiency, and generating sustained value for our shareholders.“

Carmen Morillo Arroyo, CFO at BBVA Argentina

3Q25 Earnings Release p.3

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), and with the the exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión y Agente de Liquidación y Compensación Integral, Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

3Q25 Earnings Release p.4

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Net Interest Income	585,469	627,132	606,421	(6.6%)	(3.5%)
Net Fee Income	137,081	99,666	93,730	37.5%	46.3%
Net income from measurement of financial instruments at fair value through P&L	22,611	49,859	38,653	(54.7%)	(41.5%)
Net income from write-down of assets at amortized cost and at fair value through OCI	(3,427)	(312)	72,919	n.m	(104.7%)
Foreign exchange and gold gains	60,653	57,451	8,777	5.6%	n.m
Other operating income	71,288	39,834	38,446	79.0%	85.4%
Loan loss allowances	(209,957)	(153,149)	(54,357)	(37.1%)	(286.3%)
Net operating income	663,718	720,481	804,589	(7.9%)	(17.5%)
Personnel benefits	(147,208)	(150,246)	(132,734)	2.0%	(10.9%)
Adminsitrative expenses	(145,939)	(156,469)	(162,504)	6.7%	10.2%
Depreciation and amortization	(24,783)	(24,995)	(21,796)	0.8%	(13.7%)
Other operating expenses	(176,699)	(180,185)	(100,144)	1.9%	(76.4%)
Operarting expenses	(494,629)	(511,895)	(417,178)	3.4%	(18.6%)
Operating income	169,089	208,586	387,411	(18.9%)	(56.4%)
Income from associates	3,211	4,275	452	(24.9%)	n.m
Income from net monetary position	(110,947)	(117,640)	(224,643)	5.7%	50.6%
Net income before income tax	61,353	95,221	163,220	(35.6%)	(62.4%)
Income tax	(23,282)	(32,047)	(32,501)	27.4%	28.4%
Net income for the period	38,071	63,174	130,719	(39.7%)	(70.9%)
Owners of the parent	35,086	58,660	131,326	(40.2%)	(73.3%)
Non-controlling interests	2,985	4,514	(607)	(33.9%)	n.m

Other comprehensive Income (OCI) (1)	(165,667)	(8,771)	(96,319)	n.m	(72.0%)
Total comprehensive income	(127,596)	54,403	34,400	(334.5%)	(470.9%)

(1) Net of Income Tax.

BBVA Argentina 3Q25 net income was $38.1 billion, decreasing 39.7% QoQ and 70.9% YoY. This implied a quarterly ROAE of 4.7% and a quarterly ROAA of 0.7%.

The 18.9% decrease in quarterly operating results was mainly explained by lower operating income. Lower income was mainly due to (i) a deterioration in loan loss allowances, (ii) lower net interest income, and (iii) a drop in the line of net income from measurement of financial instruments at Fair Value (FV) throughP&L. These were positively offset by substantially better net fee income, operating expenses and other operating income lines (including non recurrent concepts).

It should be noted that the quarter was marked by an increase in average interest rates in a context of volatility, regulatory changes on minimum reserve requirements, and uncertainty raised by the electoral period, which cleared up after the results, reversing several of the negative impacts.

Net income from the net monetary position was 5.7% lower QoQ, in a context of a stable quarterly inflation (5.7% versus 6.0% in 2Q251).

1 Fuente: Instituto Nacional de Estadística y Censos (INDEC)

3Q25 Earnings Release p.5

OTHER COMPREHENSIVE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Net income for the period	38,071	63,174	130,719	(39.7%)	(70.9%)
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from financial isntruments at fair value through OCI	(165,202)	(9,956)	(96,720)	n.m	(70.8%)
Profit or losses from financial instruments at fair value through OCI	(257,585)	(15,628)	(101,417)	n.m	(154.0%)
Reclassification adjustment for the period	3,427	312	(7,920)	n.m	143.3%
Income tax	88,956	5,360	12,617	n.m	n.m
Other comprehensive income coponents not to be reclassified to income/(loss) for the period
Income or loss on equity instruments at fair value through OCI	(465)	1,185	401	(139.2%)	(216.0%)
Resultado por instrumentos de patrimonio a VR con cambios en ORI	(465)	1,185	401	(139.2%)	(216.0%)
Total Other Comprehensive Income/(loss) for the period	(165,667)	(8,771)	(96,319)	n.m	(72.0%)
Total Comprehensive Income	(127,596)	54,403	34,400	(334.5%)	(470.9%)
Attributable to owners of the Parent	(130,581)	49,889	35,064	(361.7%)	(472.4%)
Attributable to non-controlling interests	2,985	4,514	(664)	(33.9%)	n.m

Lastly, total OCI in 3Q25 reported a $165.7 billion loss, 1,559% higher than the loss recorded in 2Q25, reflecting the impact of changes in the valuation of the sovereign securities portfolio amid a high volatility context in the quarter.

3Q25 Earnings Release p.6

9 Month Accumulated Results

INCOME STATEMENT - 9 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2025	2024	∆ %
Interest income	3,456,506	4,675,662	(26.1%)
Interest expense	(1,635,780)	(1,686,792)	3.0%
Net interest income	1,820,726	2,988,870	(39.1%)
Fee income	597,787	509,092	17.4%
Fee expenses	(248,935)	(240,024)	(3.7%)
Net fee income	348,852	269,068	29.7%
Net income from financial instruments at fair value through P&L	108,644	133,271	(18.5%)
Net loss from write-down of assets at amortized cost and fair value through OCI	86,293	203,339	(57.6%)
Foreign exchange and gold gains	127,242	56,741	124.3%
Other operating income	154,721	130,511	18.6%
Loan loss allowances	(470,762)	(162,830)	(189.1%)
Net operating income	2,175,716	3,618,970	(39.9%)
Personnel benefits	(433,596)	(452,058)	4.1%
Administrative expenses	(466,812)	(516,440)	9.6%
Depreciation and amortization	(73,154)	(66,308)	(10.3%)
Other operating expenses	(509,088)	(431,180)	(18.1%)
Operating expenses	(1,482,650)	(1,465,986)	(1.1%)
Operating income	693,066	2,152,984	(67.8%)
Income from associates and joint ventures	8,317	(924)	n.m
Income from net monetary position	(396,696)	(1,623,625)	75.6%
Income before income tax	304,687	528,435	(42.3%)
Income tax	(111,763)	(171,112)	34.7%
Income for the period	192,924	357,323	(46.0%)
Owners of the parent	181,856	356,250	(49.0%)
Non-controlling interests	11,068	1,073	n.m

Other comprehensive Income (OCI) (1)	(297,836)	(371,287)	19.8%
Total comprehensive income	(104,912)	(13,964)	n.m
(1) Net of Income Tax.

In the first nine months of 2025, BBVA Argentina reported a net income of $192.9 billion, 46.0% lower than the $357.3 billion reported in the same period of 2024. This implied an accumulated ROE of 8.0% and an ROA of 1.2%, compared to an accumulated ROE of 16.9% and ROA of 3.4% for the first nine months of 2024.

The decrease in the Bank’s results is explained mainly by the deterioration in loan loss allowances, in a context of increasing NPLs in the system compared to the prior quarter. Despite the net interest income line decreasing $1.17 trillion, this was a consequence of the lower levels of interest rates and inflation, more than offset by lower costs in the income from net monetary position line by $1.22 trillion decrease .

3Q25 Earnings Release p.7

The 29.7% increase in net fee income should be noted, as a result of active actions on the improvement of this line, and a 124,3% increase in the foreign exchange and gold gains line, explained by business generated by the partial lift of FX controls on April 14, 2025.

Expenses remained under control, with a slight increase of 1.1%.

OTHER COMPREHENSIVE INCOME - 9 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2025	2024	∆ %
Net income for the period	192,924	357,323	(46.0%)
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from financial isntruments at fair value through OCI	(300,396)	(371,467)	19.1%
Profit or losses from financial instruments at fair value through OCI	(375,854)	(493,005)	23.8%
Reclassification adjustment for the period	(86,293)	(136,085)	36.6%
Income tax	161,751	257,623	(37.2%)
Other comprehensive income coponents not to be reclassified to income/(loss) for the period
Income or loss on equity instruments at fair value through OCI	2,560	180	n.m
Resultado por instrumentos de patrimonio a VR con cambios en ORI	2,560	180	n.m
Total Other Comprehensive Income/(loss) for the period	(297,836)	(371,287)	19.8%
Total Comprehensive Income	(104,912)	(13,964)	n.m
Attributable to owners of the Parent	(115,980)	(14,205)	n.m
Attributable to non-controlling interests	11,068	241	n.m

Lastly, accumulated OCI for the first nine months of 2025 totaled a $297.8 billion loss, mainly due to the result from financial instruments at FV through OCI, especially due to the change in valuation of the sovereign CPI-linked and TAMAR bonds portfolio. Thus, accumulated total comprehensive income for the first nine months of 2025 was a $104.9 billion loss.

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	35,086	55,356	99,673	(36.6%)	(64.8%)
Total shares outstanding (1)	612,710,079	612,710,079	612,710,079	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	4,236.60	6,503.50	4,210.50	(34.9%)	0.6%
Closing price of ADS at NYSE (in USD)	8.30	16.50	10.40	(49.5%)	(19.8%)
Book value per share (in AR$)	4,868	4,790	3,901	1.6%	24.8%
Price-to-book ratio (BYMA price) (%)	0.87	1.36	1.08	(35.9%)	(19.4%)
Earnings per share (in AR$)	57	90	163	(36.6%)	(64.8%)
Earnings per ADS (1) in ARS	172	271	488	(36.6%)	(64.8%)
Market Cap (USD millions)	1,699	3,362	2,118	(49.5%)	(19.8%)

(1) Each ADS accounts for 3 ordinary shares
Book value, Equity and Results not adjusted by inflation

3Q25 Earnings Release p.8

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Net Interest Income	585,469	627,132	606,421	(6.6%)	(3.5%)
Interest Income	1,311,872	1,113,273	1,001,576	17.8%	31.0%
From government securities	198,984	119,421	252,601	66.6%	(21.2%)
From private securities	1,390	707	661	96.6%	110.3%
Interest from loans and other financing	988,031	830,358	512,320	19.0%	92.9%
Financial Sector	21,415	11,603	4,743	84.6%	351.5%
Overdrafts	140,877	92,848	70,719	51.7%	99.2%
Discounted Instruments	219,576	193,515	139,552	13.5%	57.3%
Mortgage loans	9,258	7,328	4,663	26.3%	98.5%
Pledge loans	39,696	28,655	20,012	38.5%	98.4%
Consumer Loans	184,232	181,795	98,179	1.3%	87.6%
Credit Cards	179,422	174,464	105,962	2.8%	69.3%
Financial leases	3,991	3,620	3,369	10.2%	18.5%
Loans for the prefinancing and financing of exports	37,080	21,721	5,490	70.7%	n.m
Other loans	152,484	114,809	59,631	32.8%	155.7%
Premiums on reverse REPO transactions	233	10	11,518	n.m	(98.0%)
CER/UVA clause adjustment	108,571	156,197	221,620	(30.5%)	(51.0%)
Other interest income	14,663	6,580	2,856	122.8%	413.4%
Interest expenses	726,403	486,141	395,155	49.4%	83.8%
Deposits	646,234	428,575	355,493	50.8%	81.8%
Checking accounts*	107,028	68,798	71,452	55.6%	49.8%
Savings accounts	1,423	2,341	3,312	(39.2%)	(57.0%)
Time deposits	532,272	322,231	243,206	65.2%	118.9%
Investment accounts	5,511	35,205	37,523	(84.3%)	(85.3%)
Other liabilities from financial transactions	41,329	28,436	2,966	45.3%	n.m
Interfinancial loans received	30,688	22,275	12,772	37.8%	140.3%
Premiums on REPO transactions	5,078	-	480	N/A	n.m
Guaranteed securities loans	1,115	1,854	2,836	(39.9%)	(60.7%)
CER/UVA clause adjustment	1,959	5,001	20,608	(60.8%)	(90.5%)
Other interest expense	-	-	-	N/A	N/A
*Includes interest-bearing checking accounts

Net interest income in 3Q25 was $585.5 billion, decreasing 6.6% QoQ, and 3.5% YoY. In 3Q25, interest income increased less than interest expenses in monetary terms, driven by the sudden increase in interest rates.

In 3Q25, interest income totaled $1.3 trillion, increasing 17.8% compared to 2Q25 and 31.0% compared to 3Q24. While income from loans increased 19.0%, income from government securities increased 66.6% given the high percentage of TAMAR (floating rate) bonds in the portfolio, which rapidly capture changes in market rates.

Interest income from loans and other financing totaled $988.0 billion, increasing 19.0% QoQ and 92.9% YoY. Overdrafts stands out, increasing 51,7% explained by the nature of the credit line as its short duration rapidly captures the change in rates. On the other hand, income from consumer loans only increased 1.3%, not only due to their longer durations but also given the more restrictive origination policies than in previous quarters.

3Q25 Earnings Release p.9

Income from government securities increased 66.62% compared to 2Q25, and 21.2% compared to 3Q24. 85% of these results correspond to government securities at fair value through OCI, 7% correspond to securities at fair value through P&L, and 8% correspond to securities at amortized cost (mainly bonds used for reserve requirement integration).

Income from CER/UVA adjustments decreased 30.5% QoQ and 51.0% YoY. Quarterly decrease is explained by (i) lower income from CPI-linked bonds, and (ii) interests due to UVA adjustments from loans. It is important to mention that in spite of inflation being stable during the quarter, the CER index accrued by these products is lower, explained by the delay with which the inflation adjustment effects are recorded. 66% of income from interests from CER/UVA clause adjustments is explained by interests generated by CPI linked bonds while 34% is explained by loans.

Interest expenses totaled $726.4 billion, denoting an increase of 49.4% QoQ and 83.8% YoY. Quarterly increase is explained by higher expenses from time deposits, mainly wholesale, and interest-bearing accounts, mostly due to an increase in the average TAMAR rate during the quarter (3Q25 average TAMAR rate was 46.4%, with peaks of up to 67% APR, versus a 34.2% average the previous quarter).

Interests from time deposits (including investment accounts, excluding CER/UVA adjustments from time deposits) explain 74.0% of interest expenses, increasing versus 73.5% the previous quarter. Time deposit expenses increased 65.2% QoQ and 118.9% YoY.

NIM

In 3Q25, total net interest margin (NIM) was 16.7%, falling QoQ from 19.1%. While NIM in pesos dropped 300 bps to 18,7%, NIM in foreign currency increased 170 bps to 7.1%.

In spite of the fall in total NIM being explained by the balance sheet in pesos, the greater weight of interest-bearing assets in foreign currency also contributed to the drop.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	3Q25			2Q25			3Q24
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	13,897,103	1,311,872	37.5%	13,196,167	1,113,273	33.8%	9,810,792	1,001,563	40.5%
Debt securities	2,894,382	272,362	37.3%	2,873,144	228,719	31.9%	3,737,458	450,288	47.8%
Loans to customers/financial institutions	10,904,644	1,039,485	37.8%	10,215,364	884,536	34.7%	6,042,364	551,266	36.2%
Loans to the BCRA	557	6	4.3%	556	1	0.7%	377	9	9.5%
Other assets	97,520	19	0.1%	107,103	17	0.1%	30,593	-	0.0%
Total non interest-earning assets	5,553,207	-	0.0%	5,473,672	-	0.0%	4,384,179	13	0.0%
Total Assets	19,450,310	1,311,872	26.8%	18,669,839	1,113,273	23.9%	14,194,971	1,001,576	28.0%
Total interest-bearing liabilities	11,745,860	726,403	24.5%	10,921,023	486,141	17.9%	7,234,615	395,155	21.7%
Savings accounts	4,617,502	2,136	0.2%	4,486,626	2,644	0.2%	3,022,018	3,312	0.4%
Time deposits and investment accounts	5,009,237	539,742	42.7%	4,599,782	362,436	31.6%	3,105,157	301,336	38.5%
Debt securities issued	315,732	15,543	19.5%	253,440	16,922	26.8%	16,500	1,914	46.0%
Other liabilities	1,803,389	168,982	37.2%	1,581,175	104,139	26.4%	1,090,940	88,593	32.2%
Total non-interest-bearing liabilities	7,704,450	-	0.0%	7,748,816	-	0.0%	6,960,356	-	0.0%
Total liabilities and equity	19,450,310	726,403	14.8%	18,669,839	486,141	10.4%	14,194,971	395,155	11.0%

NIM - Total	13,897,103	585,469	16.7%	13,196,167	627,132	19.1%	9,810,792	606,408	24.5%
Spread - Total			12.9%			16.0%			18.8%

NIM - AR$	11,511,734	542,985	18.7%	11,089,371	598,578	21.7%	8,949,350	599,148	26.6%
Spread - AR$			7.0%			12.6%			13.6%

NIM - Foreign currency	2,385,369	42,484	7.1%	2,106,796	28,554	5.4%	861,442	7,260	3.3%
Spread - Foreign currency			7.7%			5.7%			3.7%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
Non.interest earning assets include all assets that do not have an impact in the interest margin.

3Q25 Earnings Release p.10

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Net Fee Income	137,081	99,666	93,730	37.5%	46.3%
Fee Income	207,818	187,055	175,595	11.1%	18.4%
Linked to liabilities	57,221	55,534	47,849	3.0%	19.6%
From credit cards (1)	110,129	92,219	89,319	19.4%	23.3%
Linked to loans	19,336	21,171	17,659	(8.7%)	9.5%
From insurance	7,511	7,219	6,304	4.0%	19.1%
From foreign trade and foreign currency transactions	8,140	6,638	7,476	22.6%	8.9%
Linked to loan commitments	589	111	374	430.6%	57.5%
From guarantees granted	108	26	220	315.4%	(50.9%)
Linked to securities	4,784	4,137	6,394	15.6%	(25.2%)
Fee expenses	70,737	87,389	81,865	(19.1%)	(13.6%)

(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income as of 3Q25 totaled $137.1 billion, increasing 37.5% QoQ and 46.3% YoY. The quarterly increase is explained both by higher income and a fall in expenses, in monetary and percentage terms.

In 3Q25, fee income totaled $207.8 billion, increasing 11.1% QoQ and 18.4% YoY. Improvement in fee income is explained almost exclusively by a notable increase in credit cards, mainly due to an alignment in price strategy.

For fee expenses, the total was $70.7 billion, showing a 19.1% drop from 2Q25 and 13.6% compared to 3Q24. This is mainly explained by the alignment of expenses on fees on credit and debit cards, and lower acquisition costs.

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Net Income from financial instruments at FV through P&L	22,611	49,859	38,653	(54.7%)	(41.5%)
Income from government securities	32,137	42,739	39,220	(24.8%)	(18.1%)
Income from private securities	5,087	2,977	99	70.9%	n.m
Interest rate swaps	(2,642)	1,271	213	(307.9%)	n.m
Income from foreign currency forward transactions	(11,941)	2,861	(2,269)	n.m	(426.3%)
Income from put option long position	-	-	886	N/A	(100.0%)
Income from corporate bonds	(30)	11	504	(372.7%)	(106.0%)

In 3Q25, the net income from financial instruments at FV through P&L was $22.6 billion, a 54.7% decrease for the quarter and a 41.5% decrease compared to 3Q24.

The quarter's results are mainly due to a fall in income from foreign currency forward contracts, followed by a decrease in results from government securities.

3Q25 Earnings Release p.11

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	60,653	57,451	8,777	5.6%	n.m
From foreign exchange position	3,553	4,105	(12,630)	(13.4%)	128.1%
Income from purchase-sale of foreign currency	57,100	53,346	21,407	7.0%	166.7%
Net income from financial instruments at FV through P&L (2)	(11,941)	2,861	(2,269)	n.m	(426.3%)
Income from foreign currency forward transactions	(11,941)	2,861	(2,269)	n.m	(426.3%)
Total differences in quoted prices of gold & foreign currency (1) + (2)	48,712	60,312	6,508	(19.2%)	n.m

In 3Q25, the net income from financial instruments at FV through P&L was $48.7 billion, a 19.2% ($11.6 billion) decrease for the quarter.

The quarter's results are mainly due to lower income from foreign currency forward contracts, offset by a better result in income from purchase-sale of foreign currency.

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Operating Income	71,288	39,834	38,446	79.0%	85.4%
Rental of safe deposit boxes (1)	9,040	8,614	7,933	4.9%	14.0%
Adjustments and interest on miscellaneous receivables (1)	11,048	9,901	8,704	11.6%	26.9%
Punitive interest (1)	6,629	6,134	2,345	8.1%	182.7%
Loans recovered	6,939	3,430	3,843	102.3%	80.6%
Results from the sale of non-current assets held for sale	-	-	250	N/A	(100.0%)
Fee income from credit and debit cards (1)	7,043	5,750	3,657	22.5%	92.6%
Fee expenses recovery	1,667	1,695	1,372	(1.7%)	21.5%
Rents	2,236	2,005	1,461	11.5%	53.0%
Sindicated transaction fees	678	259	471	161.8%	43.9%
Disaffected provisions	(121)	(1,752)	1,795	93.1%	(106.7%)
Other Operating Income(2)	26,129	3,798	6,615	n.m	295.0%
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 3Q25, other operating income totaled $71.3 billion, growing 79.0% compared to 2Q25, and 85.4% or $32.8 billion compared to 3Q24. Despite several improvements such as a 4.9% increase in rental of safe deposit boxes, and a 102.3% increase in loans recovered, most part of the increase is explained by the other operating income line due to non recurrent concepts.

3Q25 Earnings Release p.12

Operating Expenses

Personnel Benefits & Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	293,147	306,715	295,238	(4.4%)	(0.7%)
Personnel Benefits (1)	147,208	150,246	132,734	(2.0%)	10.9%
Administrative expenses (1)	145,939	156,469	162,504	(6.7%)	(10.2%)
Travel expenses	1,529	1,405	1,188	8.8%	28.7%
Outsourced administrative expenses	23,323	26,509	32,447	(12.0%)	(28.1%)
Security services	6,939	6,790	4,505	2.2%	54.0%
Fees to Bank Directors and Supervisory Committee	199	245	184	(18.8%)	8.2%
Other fees	6,730	6,553	4,505	2.7%	49.4%
Insurance	1,264	1,299	1,721	(2.7%)	(26.6%)
Rent	17,359	16,882	13,888	2.8%	25.0%
Stationery and supplies	105	211	259	(50.2%)	(59.5%)
Electricity and communications	6,705	6,113	6,330	9.7%	5.9%
Advertising	10,070	12,642	9,688	(20.3%)	3.9%
Taxes	21,485	20,353	33,803	5.6%	(36.4%)
Maintenance costs	15,440	14,258	14,170	8.3%	9.0%
Armored transportation services	11,886	13,560	15,174	(12.3%)	(21.7%)
Software	1,870	8,529	7,112	(78.1%)	(73.7%)
Document distribution	8,541	8,447	6,559	1.1%	30.2%
Commercial reports	4,610	4,787	3,666	(3.7%)	25.8%
Other administrative expenses	7,884	7,886	7,305	(0.0%)	7.9%
Headcount*
BBVA (Bank)	6,527	6,407	6,188	120	339
Subsidiaries (2)	104	102	90	2	14
Total employees*	6,631	6,509	6,278	122	353
In branches**	2,250	2,250	2,265	-	(15)
At Main office	4,381	4,259	4,013	122	368

Total branches***	234	234	239	-	(5)
Own	120	118	111	2	9
Rented	114	116	128	(2)	(14)
				-
Efficiency Ratio
Efficiency ratio	57.6%	56.5%	59.5%	112 pbs	(190)pbs
Accumulated Efficiency Ratio	56.8%	56.4%	59.8%	39 pbs	(296)pbs

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Employees included in Main Office.
*Total effective employees, net of temporary contract employees. Expatriates excluded.
**Branch employees + Business Center managers
***Excludes administrative branches

3Q25 Earnings Release p.13

As of 3Q25, personnel benefits and administrative expenses totaled $293.1 billion, showing a 4.4% ($13.6 billion) drop compared to 2Q25, and an 0.7% ($2.1 billion) decrease from 3Q24 in real terms.

Personnel benefits fell by 2.0% QoQ but increased by 10.9% YoY.

Regarding administrative expenses in 3Q25, they dropped 6.7% in the quarter and 10.2% compared to 3Q24. The quarterly savings are mainly due to proactive efficiency measures in (i) software, (ii) outsourced administrative expenses, (iii) advertising, and (iv) armored transportation. In the case of software, the decrease is due to a reestimation of expense provisions. For advertising and armored transportation, actions have been taken in the aim of improving efficiency.

The quarterly efficiency ratio as of 3Q25 was 57.6%, above the 56.5% from 2Q25 and improving versus the 59.5% recorded in 3Q24.

The accumulated efficiency ratio as of 3Q25 was 56.8%, above the 56.4% in 2Q25 and lower than the 59.8% in 3Q24. The improvement in the accumulated ratio versus the same period the prior year is explained by a fall in expenses, and an increase in income, especially income from fees, and a lower loss from net monetary results.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Other Operating Expenses	176,699	180,185	100,144	(1.9%)	76.4%
Turnover tax (1)	130,234	116,112	67,724	12.2%	92.3%
Initial loss of loans below market rate (1)	22,746	25,936	7,520	(12.3%)	202.5%
Contribution to the Deposit Guarantee Fund (SEDESA) (1)	5,710	5,214	3,307	9.5%	72.7%
Interest on liabilities from financial lease	1,166	1,061	1,314	9.9%	(11.3%)
Other allowances	(8,106)	13,411	7,326	(160.4%)	(210.6%)
Loss for sale or devaluation of investment properties and other non-financial assets	1,460	523	-	179.2%	N/A
Claims	4,186	4,948	1,826	(15.4%)	129.2%
Other operating expenses (2)	19,303	12,980	11,127	48.7%	73.5%

(1) Concept included for the calculation of the efficiency ratio
(2) Considers some concepts included for the acalculation of the efficiency ratio

In 3Q25, other operating expenses totaled $176.7 billion, a decrease of 1.9% for the quarter, and increasing 76.4% compared to 3Q24.

The fall is mainly explained by a 160.4% decrease in the other allowances line, related to lower expenses on contingent lines, with a lower volume in the quarter. This was offset by a 12.2% increase in turnover tax, explained by increases in interest rates.

Income from Associates

In 3Q25, the results from associates item, which represents the earnings from non-consolidated companies, showed a gain of $3.2 billion. This was mainly due to the Bank's equity stakes in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A., Play Digital S.A., and Openpay Argentina S.A.

Income Tax

The accumulated income tax for the first nine months of 2025 showed a loss of $111.8 billion. The accumulated income tax for the first nine months of 2024 registered a loss of $171.1 billion.

The accumulated effective tax rate for the first nine months of 2025 was 37%, while in 2024 it was 32% .

3Q25 Earnings Release p.14

Balance Sheet and Activity

Préstamos y otras financiaciones

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
To the public sector	3,718	3,928	2,667	(5.3%)	39.4%
To the financial sector	208,101	155,941	57,053	33.4%	264.8%
Non-financial private sector and residents abroad	12,782,237	11,984,115	7,234,059	6.7%	76.7%
Non-financial private sector and residents abroad - AR$	9,702,609	9,529,735	6,126,614	1.8%	58.4%
Overdrafts	1,098,440	1,249,450	633,749	(12.1%)	73.3%
Discounted instruments	2,229,077	2,207,215	1,714,953	1.0%	30.0%
Mortgage loans	531,938	454,399	237,011	17.1%	124.4%
Pledge loans	510,937	340,343	165,130	50.1%	209.4%
Consumer loans	1,361,483	1,361,480	768,267	0.0%	77.2%
Credit cards	2,799,492	2,659,821	1,934,317	5.3%	44.7%
Receivables from financial leases	33,213	30,899	25,288	7.5%	31.3%
Loans to personnel	111,342	91,906	38,155	21.1%	191.8%
Other loans	1,026,687	1,134,222	609,744	(9.5%)	68.4%
Non-financial private sector and residents abroad - Foreign Currency	3,079,628	2,454,380	1,107,445	25.5%	178.1%
Overdrafts	17	30	15	(43.3%)	13.3%
Discounted instruments	211,600	93,577	56,044	126.1%	277.6%
Credit cards	164,346	115,322	62,360	42.5%	163.5%
Receivables from financial leases	3,692	2,393	699	54.3%	428.2%
Loans for the prefinancing and financing of exports	2,018,924	1,835,907	676,517	10.0%	198.4%
Other loans	681,049	407,151	311,810	67.3%	118.4%

% of total loans to Private sector in AR$	75.9%	79.5%	84.7%	(361)pbs	(878)pbs
% of total loans to Private sector in Foreign Currency	24.1%	20.5%	15.3%	361 pbs	878 pbs

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	98.7%	98.5%	66.9%	20 pbs	3,187 pbs
% of pledge loans with UVA adjustments / Total pledge loans (1)	13.8%	16.0%	4.0%	(225)pbs	978 pbs
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.0%	0.0%	0.0%	(0)pbs	(0)pbs
% of loans with UVA adjustments / Total loans and other financing(1)	3.8%	3.0%	0.2%	84 pbs	358 pbs

Total loans and other financing	12,994,056	12,143,984	7,293,779	7.0%	78.2%
Allowances	(433,059)	(324,479)	(136,244)	(33.5%)	(217.9%)
Total net loans and other financing	12,560,997	11,819,505	7,157,535	6.3%	75.5%

(1) Excludes effect of accrued interests adjustments.

Total loans / Total Deposits	84.6%	88.0%	64.9%	(336)pbs	2,307 pbs
Private Loans/Private Deposits ARS	98.6%	103.6%	90.5%	(505)pbs	1,316 pbs
Private Loans/Private Deposits USD	59.1%	55.0%	26.1%	417 pbs	2,885 pbs

3Q25 Earnings Release p.15

LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
FX rate*	1,366.56	1,194.08	970.92	14.4%	40.7%
Non-financial private sector and residents abroad - Foreign Currency (USD)	2,254	1,940	866	16.2%	160.3%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 3Q25, the private loan portfolio totaled $12.8 trillion, an increase of 6.7% for the quarter, and 76.7% compared to 3Q24.

Growth in private loans was mainly driven by growth in loans in foreign currency, boosted by commercial lending, mainly prefinancing and financing of exports, and other loans, which include investment project loans and an end-of-period position in correspondent banks.

On the peso portfolio, pledge loans stood out, partially affected by an accounting reclassification done by the JV companies from other loans (which dropped 9.5%) to the pledge loan line. In the case of consumer loans, prudency policies taken in a context of higher deterioration of non performing loans, were noticeable on this line with 0% growth. Overdrafts fell 12.1% driven by the rapid increase in interest rates mentioned previously.

In 3Q25, total loans and other financing totaled $12.6 trillion, with a 6.3% QoQ increase and a 75.5% YoY increase.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Non-financial private sector and residents abroad - Retail	5,479,538	5,023,271	3,205,240	9.1%	71.0%
Mortgage loans	531,938	454,399	237,011	17.1%	124.4%
Pledge loans	510,937	340,343	165,130	50.1%	209.4%
Consumer loans	1,361,483	1,361,480	768,267	0.0%	77.2%
Credit cards	2,963,838	2,775,143	1,996,677	6.8%	48.4%
Loans to personnel	111,342	91,906	38,155	21.1%	191.8%
Non-financial private sector and residents abroad - Commercial	7,302,699	6,960,844	4,028,819	4.9%	81.3%
Overdrafts	1,098,457	1,249,480	633,764	(12.1%)	73.3%
Discounted instruments	2,440,677	2,300,792	1,770,997	6.1%	37.8%
Receivables from financial leases	36,905	33,292	25,987	10.9%	42.0%
Loans for the prefinancing and financing of exports	2,018,924	1,835,907	676,517	10.0%	198.4%
Other loans	1,707,736	1,541,373	921,554	10.8%	85.3%

% of total loans to Retail sector	42.9%	41.9%	44.3%	95 pbs	(144)pbs
% of total loans to Commercial sector	57.1%	58.1%	55.7%	(95)pbs	144 pbs

After years of commercial segment growth over retail, the sudden increase in interest rates took a toll on commercial loan demand, which tends to be more sensitive to changes in interest rate movements, making the commercial loan book slightly fall versus retail in the portfolio mix.

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Non-financial private sector and residents abroad - Retail	5,479,538	4,740,367	2,432,691	15.6%	125.2%
Non-financial private sector and residents abroad - Commercial	7,302,699	5,265,444	3,057,767	38.7%	138.8%
Total loans and other financing (1)	12,994,056	11,460,046	5,535,784	13.4%	134.7%
(1) Does not include allowances

3Q25 Earnings Release p.16

In nominal terms, BBVA Argentina managed to increase its retail, commercial, and total loan portfolios by 15.6%, 38.7%, and 13.4% respectively for the quarter, outperforming inflation in all cases.

The share of total loans to assets is 57%, compared to 58% in 2Q25 and 43% in 3Q24, demonstrating lower exposure to the public sector and aligning with real growth in loan demand.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q25	2Q25	3Q24	QoQ	YoY
Private sector loans - Bank	10.33%	10.56%	9.74%	(23)pbs	59 pbs
Private sector loans - Consolidated*	11.39%	11.59%	10.58%	(20)pbs	81 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter. There may be differences generated by the gap between the siscen BCRA information and published financial statements
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	3Q25	2Q25	3Q24	QoQ	YoY
Government services	0.00%	0.00%	0.00%	n.m	n.m.
Non-financial public sector	0.03%	0.03%	0.04%	(0)pbs	n.m.
Financial Sector	1.60%	1.28%	0.78%	32 pbs	82 pbs
Agricultural and Livestock	6.38%	5.40%	4.77%	99 pbs	162 pbs
Mining products	4.78%	4.33%	4.23%	44 pbs	54 pbs
Other manufacturing	12.74%	13.21%	11.55%	(46)pbs	120 pbs
Electricity, oil,water and sanitary services	2.78%	2.17%	1.16%	61 pbs	162 pbs
Wholesale and retail trade	8.30%	9.21%	7.97%	(91)pbs	32 pbs
Transport	1.68%	1.59%	1.39%	9 pbs	29 pbs
Services	2.30%	2.09%	1.17%	20 pbs	113 pbs
Others	11.73%	20.63%	17.22%	(890)pbs	(549)pbs
Construction	0.58%	0.63%	0.64%	(5)pbs	(6)pbs
Consumer	47.09%	39.42%	49.07%	767 pbs	(197)pbs
Total gross loans and other financing	100%	100%	100%

3Q25 Earnings Release p.17

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Commercial non-performing portfolio (1)	5,900	5,418	4,778	8.9%	23.5%
Total commercial portfolio	5,768,280	5,500,029	3,175,717	4.9%	81.6%
Commercial non-performing portfolio / Total commercial portfolio	0.10%	0.10%	0.15%	0 pbs	(5)pbs
Retail non-performing portfolio (1)	427,257	276,377	84,280	54.6%	406.9%
Total retail portfolio	7,456,462	6,836,141	4,373,699	9.1%	70.5%
Retail non-performing portfolio / Total retail portfolio	5.73%	4.04%	1.93%	169 pbs	380 pbs
Total non-performing portfolio (1)	433,157	281,795	89,058	53.7%	386.4%
Total portfolio	13,224,742	12,336,170	7,549,416	7.2%	75.2%
Total non-performing portfolio / Total portfolio	3.28%	2.28%	1.18%	99 pbs	210 pbs
Allowances	433,059	324,479	136,244	33.5%	217.9%
Allowances /Total non-performing portfolio	99.98%	115.15%	152.98%	(1,517)pbs	(5,301)pbs
Quarterly change in Write-offs	62,823	40,805	17,866	54.0%	251.6%
Write offs / Total portfolio	0.48%	0.33%	0.24%	14 pbs	24 pbs
Cost of Risk (CoR)	6.63%	5.44%	3.31%	119 pbs	332 pbs

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

In 3Q25, the NPL ratio (total non-performing portfolio/total portfolio) rose from 2.28% to 3.28%. This was due to an increase in the non-performing retail portfolio, reflecting a deterioration in non-performing credit card and consumer loans, which aligns with the overall systemic trend. Commercial non-performing loans, however, showed very good performance, remaining in 0.10%.

Additionally, the coverage ratio (allowances/non-performing portfolio) reached 99.98% in 3Q25, down from 115.15% in 2Q25. In spite of the increase in the non performing loan portfolio, the bank continues to show an adequate level of provisioning to face arrears.

The cost of risk (loan loss allowances/average total loans) reached 6.63% in 3Q25, up from 5.44% in 2Q25. The increase is partly a result of a real rise in the change in provisions, and higher loan loss allowances, while the portfolio grew moderately.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2024	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 09/30/2025
Other financial assets	2,079	(198)	-	548	(290)	2139
Loans and other financing	182,823	6,769	21,785	126,655	(31,827)	306205
Other debt securities	181	(60)	-	-	(19)	102
Eventual commitments	26,219	8,772	2,608	117	(3,758)	33958
Total allowances	211,302	15,283	24,393	127,320	(35,894)	342,404

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 3Q25 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

3Q25 Earnings Release p.18

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Treasury and National Government	334,603	660,808	109,231	(49.4%)	206.3%
National Treasury Public Debt in AR$	102,693	310,489	107,465	(66.9%)	(4.4%)
National Treasury Public Debt CPI-linked	761	13,749	1,569	(94.5%)	(51.5%)
National Treasury Public Debt - Dual TAMAR AR$	538	32,194	-	(98.3%)	N/A
National Treasury Public Debt in USD	58	66	197	(12.1%)	(70.6%)
National Treasury Public Debt in ARS, USD-linked	230,553	136,084	-	69.4%	N/A
LEFIs	-	168,226	-	(100.0%)	N/A
BCRA	-	745	-	(100.0%)	N/A
BOPREAL	-	745	-	(100.0%)	N/A
Public securities at FV through P&L	334,603	661,553	109,231	(49.4%)	206.3%

Treasury and National Government	847,951	79,926	253,317	n.m	234.7%
National Treasury Public Debt in AR$	831,024	10,990	18,309	n.m	n.m
National Treasury Public Debt CPI-linked	16,927	68,936	235,008	(75.4%)	(92.8%)
BCRA	-	-	15,287	N/A	(100.0%)
LEDIV**	-	-	15,287	N/A	(100.0%)
Public securities at Amortized Cost	847,951	79,926	268,604	n.m	215.7%

Treasury and National Government	2,452,388	2,478,137	3,106,716	(1.0%)	(21.1%)
National Treasury Public Debt in AR$	237,553	315,824	1,626,739	(24.8%)	(85.4%)
National Treasury Public Debt CPI-linked	1,240,970	1,167,036	1,479,977	6.3%	(16.1%)
National Treasury Public Debt - Dual TAMAR AR$	870,145	891,622	-	(2.4%)	N/A
National Treasury Public Debt in USD	103,720	103,655	-	0.1%	N/A
BCRA	38,118	34,818	46,842	9.5%	(18.6%)
BOPREAL	38,118	34,818	46,842	9.5%	(18.6%)
Public securities at FV through OCI	2,490,506	2,512,955	3,153,558	(0.9%)	(21.0%)

Total Public securities	3,673,060	3,254,434	3,531,393	12.9%	4.0%

Loans to the non-financial public sector	3,718	3,928	2,667	(5.3%)	39.4%
Loans to the Central Bank	-	-	-	N/A	N/A
Total loans to the public sector	3,718	3,928	2,667	(5.3%)	39.4%

Total public sector exposure	3,676,778	3,258,362	3,534,060	12.8%	4.0%
Public sector exposure (Excl. BCRA)	3,638,660	3,222,799	3,471,931	12.9%	4.8%

% Public sector exposure (Excl. BCRA) / Assets	16.4%	15.8%	21.0%	63 pbs	(458)pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Securities denominated in foreign currency

In 3Q25, the total public sector exposure, excluding exposure to the Central Bank (BCRA), was $3.6 trillion, an increase of 12.9% QoQ and of 4.8% YoY. The QoQ increase is mainly due to a higher position in securities at amortized cost, related to higher reserve requirements in kind during the quarter. 97% of these securities correspond to TAMAR bonds.

It should be noted that LEFIs were cancelled completely in July on the side of the National Treasury, leaving the final position at 0.

The exposure to the public sector, excluding BCRA exposure, represents 16.8% of total assets, above the 15.8% in 2Q25 and below the 21.0% in 3Q24, in line with the progress of lending activity.

3Q25 Earnings Release p.19

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Total deposits	15,356,769	13,804,047	11,238,505	11.2%	36.6%
Non-financial Public Sector	301,642	133,617	223,862	125.8%	34.7%
Financial Sector	7,195	10,483	3,462	(31.4%)	107.8%
Non-financial private sector and residents abroad	15,047,932	13,659,947	11,011,181	10.2%	36.7%
Non-financial private sector and residents abroad - AR$	9,840,840	9,194,993	6,770,965	7.0%	45.3%
Checking accounts*	2,536,710	2,358,295	2,058,157	7.6%	23.3%
Savings accounts**	1,572,636	1,721,811	1,390,983	(8.7%)	13.1%
Time deposits	5,674,113	4,718,268	3,056,612	20.3%	85.6%
Investment accounts ***	5,650	349,830	221,873	(98.4%)	(97.5%)
Other	51,731	46,789	43,340	10.6%	19.4%
Non-financial private sector and res. abroad - Foreign Currency	5,207,092	4,464,954	4,240,216	16.6%	22.8%
Checking accounts*	998	1,002	896	(0.4%)	11.4%
Savings accounts**	4,368,905	4,035,093	3,988,702	8.3%	9.5%
Time deposits	825,841	415,958	237,693	98.5%	247.4%
Other	11,348	12,901	12,925	(12.0%)	(12.2%)

% of total portfolio in the private sector in AR$	65.4%	67.3%	61.5%	(192)pbs	390 pbs
% of total portfolio in the private sector in Foregin Currency	34.6%	32.7%	38.5%	192 pbs	(390)pbs

% of UVA Time deposits & Investment accounts / Total AR$ Time deposits & Investment accounts	0.3%	0.8%	2.3%	(52)pbs	(195)pbs

*Includes interest-bearing checking accounts
**Includes special checking accounts
***Refers to callable time deposits

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
FX rate*	1,366.56	1,194.08	970.92	14.4%	40.7%
Non-financial private sector and residents abroad - Foreign Currency (USD)	3,810	3,529	3,315	8.0%	14.9%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

During 3Q25, total deposits reached $15.4 trillion, increasing 11.2% QoQ, and 36.6% YoY.

Total private sector deposits in 3Q25 reached $15.0 trillion, marking an increase of 10.2% from 2Q25 and 36.7% from 3Q24.

Private non-financial sector deposits in pesos totaled $9.8 trillion, an increase of 7.0% compared to 2Q25 and 45.3% YoY. The QoQ variation is explained by (i) a 20.3% increase in time deposits,and (ii) a 7.6% increase in interest-bearing checking accounts. This effect was negatively offset by a 98.4% drop in investment accounts.

Private non-financial sector deposits in foreign currency, expressed in pesos, increased by 16.6% QoQ and 22.8% YoY. This is mainly due to a 98.5% increase in time deposits (mainly investments from funds), followed by an 8.3% increase in savings accounts. Foreign currency deposits expressed in USD increased by 8.0%.

3Q25 Earnings Release p.20

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Non-financial private sector and residents abroad	15,047,932	13,659,947	11,011,181	10.2%	36.7%
Sight deposits	8,542,328	8,175,891	7,495,003	4.5%	14.0%
Checking accounts*	2,537,708	2,359,297	2,059,053	7.6%	23.2%
Savings accounts**	5,941,541	5,756,904	5,379,685	3.2%	10.4%
Other	63,079	59,690	56,265	5.7%	12.1%
Time deposits	6,505,604	5,484,056	3,516,178	18.6%	85.0%
Time deposits	6,499,954	5,134,226	3,294,305	26.6%	97.3%
Investment accounts***	5,650	349,830	221,873	(98.4%)	(97.5%)

% of sight deposits over total private deposits	57.6%	60.3%	68.7%	(264)pbs	(1,108)pbs
% of time deposits over total private deposits	42.4%	39.7%	31.3%	264 pbs	1,108 pbs

*Includes interest-bearing checking accounts
**Includes special checking accounts
***Refers to callable time deposits

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Sight deposits	8,542,328	7,715,430	5,688,509	10.7%	50.2%
Time deposits	6,505,604	5,175,201	2,668,686	25.7%	143.8%
Total deposits	15,047,932	12,890,631	8,357,195	16.7%	80.1%

In nominal terms, BBVA Argentina managed to increase sight deposits, time deposits, and total deposits by 10.7%, 25.7%, and 16.7% respectively, surpassing quarterly inflation in every case.

As of 3Q25, the Bank's transactional deposits (checking and savings accounts) accounted for 55.2% of total private non-financial deposits, totaling $8.8 trillion, compared to 58.8% in 2Q25.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q25	2Q25	3Q24	QoQ	YoY
Private sector Deposits - Consolidated*	10.09%	9.65%	8.53%	44 pbs	156 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter. There may be differences generated by the gap between the siscen BCRA information and published financial statements

3Q25 Earnings Release p.21

Other Source of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Other sources of funds	4,227,581	3,957,714	3,440,290	6.8%	22.9%
Central Bank	989	412	179	140.0%	452.5%
Banks and international organizations	190,698	70,477	55,882	170.6%	241.3%
Financing received from local financial institutions	345,067	318,570	187,696	8.3%	83.8%
REPOs	300,565	-	-	N/A	N/A
Corporate bonds	407,588	457,985	47,022	(11.0%)	n.m
Equity	2,982,674	3,110,270	3,149,511	(4.1%)	(5.3%)

In 3Q25, the total amount from other source of funds was $4.2 trillion, an increase of 6.8% QoQ, and 22.9% YoY.

The QoQ change is mostly explained by an increase of REPO and on-exchange REPOs.

A 4.1% drop can also be observed in equity, which includes the negative effect of the valuation of the sovereign bond portfolio in OCI.

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Total liquid assets	6,798,621	6,726,172	7,564,085	1.1%	(10.1%)
Cash and deposits in banks	3,831,746	3,511,912	3,984,897	9.1%	(3.8%)
Debt securities at fair value through P&L	277,966	661,552	109,230	(58.0%)	154.5%
Government securities	277,966	492,582	109,230	(43.6%)	154.5%
LEFIs	-	745	-	(100.0%)	N/A
Net REPO transactions	(300,565)	-	-	N/A	N/A
Other debt securities	2,782,368	2,541,257	3,339,295	9.5%	(16.7%)
Government securities	2,782,368	2,541,257	3,277,167	9.5%	(15.1%)
Liquidity bills of B. C. R. A.	-	-	62,128	N/A	(100.0%)
Overnight transactios in foreign banks	207,106	11,451	130,663	n.m	58.5%

Liquid assets / Total Deposits	44.3%	48.7%	67.3%	(445)pbs	(2,303)pbs
Liquid assets / Total Deposits ARS	37.6%	45.4%	58.6%	(779)pbs	(2,101)pbs
Liquid assets / Total Deposits USD	57.0%	55.5%	81.0%	152 pbs	(2,396)pbs

In 3Q25, the Bank's liquid assets reached $6.8 trillion, an increase of 1.1% QoQ, and falling 10.1% YoY. They remained practically stable during the quarter, noticing balance in the repo and on-exchange repo line, in a context of restrained liquidity, and a much higher interest rate volatility than the previous quarter.

For the quarter, the liquidity ratio (liquid assets/total deposits) reached 44.3%. The liquidity ratio in local and foreign currency reached 37.6% and 57.0% respectively. In local currency, the ratio is explained by the lower valuation of public securities.

3Q25 Earnings Release p.22

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Minimum capital requirement	1,300,887	1,211,283	1,008,007	7.4%	29.1%
Credit risk	1,251,279	1,158,742	713,657	8.0%	75.3%
Market risk	4,760	28,416	3,059	(83.2%)	55.6%
Operational risk	44,848	24,125	291,291	85.9%	(84.6%)

Integrated Capital - RPC (1)*	2,633,803	2,711,869	2,745,591	(2.9%)	(4.1%)
Ordinary Capital Level 1 ( COn1)	3,033,883	3,034,181	3,071,756	(0.0%)	(1.2%)
Deductible items COn1	(400,080)	(322,312)	(326,166)	(24.1%)	(22.7%)

Excess Capital
Integration excess	1,332,916	1,500,586	1,737,584	(11.2%)	(23.3%)
Excess as % of minimum capital requirement	102.5%	123.9%	172.4%	(2,142)pbs	(6,992)pbs

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	15,805,529	14,719,173	12,340,269	7.4%	28.1%

Regulatory Capital Ratio (1)/(2)	16.7%	18.4%	22.2%	(176)pbs	(559)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	16.7%	18.4%	22.2%	(176)pbs	(559)pbs

* RPC includes 100% of quarterly results

BBVA continues to show solid solvency indicators as of 3Q25. The capital ratio reached 16.7%, down from 18.4% in 2Q25. The excess capital integration over the regulatory requirement was $1.3 trillion, or 102.5%.

The QoQ drop in the ratio was due to an increase by 7.4% in risk-weighted assets (RWA), which was higher than the 2.9% decrease in Common Equity Tier 1 (CET1) capital, the latter affected by the fall in the valuation of public securities mentioned previously. This explains two-thirds of the quarterly decrease in the capital ratio.

3Q25 Earnings Release p.23

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
FBA Renta Pesos	3,469,208	3,048,324	2,884,374	13.8%	20.3%
FBA Ahorro Pesos	57,734	170,838	104,944	(66.2%)	(45.0%)
FBA Renta Fija Dólar I	184,447	156,517	49,255	17.8%	274.5%
FBA Acciones Argentinas	63,462	88,418	105,695	(28.2%)	(40.0%)
FBA Horizonte	79,782	58,308	14,036	36.8%	468.4%
FBA Bonos Argentina	60,306	41,472	27,180	45.4%	121.9%
FBA Renta Fija Plus	17,344	31,487	35,080	(44.9%)	(50.6%)
FBA Renta Mixta	10,219	13,904	12,143	(26.5%)	(15.8%)
FBA Renta Pública I	4,255	10,638	6,585	(60.0%)	(35.4%)
FBA Acciones Latinoamericanas	12,088	9,666	8,950	25.1%	35.1%
FBA Renta Fija Dólar Plus I	6,650	8,594	-	(22.6%)	N/A
FBA Money Market Dólar	30,512	5,332	-	472.2%	N/A
FBA Bonos Globales	10	12	16	(16.7%)	(37.5%)
FBA Horizonte Plus	10	11	14	(9.1%)	(28.6%)
FBA Retorno Total I	2	2	13	-	(84.6%)
FBA Gestión I	-	-	100	N/A	(100.0%)
Total Equity	3,996,029	3,643,523	3,248,385	9.7%	23.0%

AMASAU Net Income	10,173	10,533	7,310	(3.4%)	39.2%

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	3Q25	2Q25	3Q24	QoQ	YoY
Mutual funds	5.62%	5.16%	5.12%	46 pbs	4 pbs

Source: Cámara Argentina de Fondos Comunes de Inversión

3Q25 Earnings Release p.24

Other Events

Main Relevant Events

BCRA authorizes new Director. On August 21, 2025, the BCRA authorized Mr. Juan Christian Kindt to serve as Director of Banco BBVA Argentina S.A. Fore more information click here.

BBVA Reports Lawsuit by 'Protegiendo al Consumidor' (P.A.C.). On September 25, 2025, the 'Protegiendo al Consumidor') association sued BBVA over the elimination of the limit on penalty interest (punitive interest) for credit cards. The bank considers that, even in the event of an adverse ruling, it will not have a significant impact on its financial position. For more information, click here.

BCRA approves the acquisition of 50% of FCA Compañía Financiera. On November 7, 2025, the approval by the BCRA and the Secretariat of Industry and Commerce for the acquisition of 50% of the capital stock of FCA Compañía Financiera S.A. was reported. For more information, click here.

Openpay Argentina S.A. - Capital Contribution. On October 6, 2025, a capital contribution amounting to $187.6 billion was made to the company Openpay Argentina S.A. The purpose of this contribution is to provide working capital for its activities. It should also be noted that at the Shareholders’ meeting held on the same date, 187,649,955 ordinary shares, registered, non-endorsable, with a nominal value of $1 and with the right to one vote per share, were issued in favor of the Bank. The Bank's participation remains unchanged, staying at 12.51% of the company as of the date of the contribution.

Emisión de Obligaciones Negociables Clase 36 (adicional). El día 19 de noviembre de 2025, el Banco emitió obligaciones negociables adicionales Serie 36 emitida por el valor de $23.988 millones, a tasa TAMAR + 3.20%, con vencimiento y pago de amortización el 10 de junio de 2026.

Issuance of Class 36 Corporate Bonds (follow on). On November 19, 2025, the Bank issued additional Series 36 corporate bonds for an amount of $23.9 billion, at a rate of TAMAR + 3.20%, with maturity and amortization payment on June 10, 2026.

Issuance of Class 38 Corporate Bonds. On November 19, 2025, the Bank issued Series 38 corporate bonds for the value of $43.5 billion, at a TAMAR + 3.50% rate, with maturity and amortization payment on September 20, 2026.

Dividend Payments

Dividend Payment - Installment 4 of 10. On September 15, 2025, the payment of the fourth (4th) of ten dividend installments was announced. For more information, click here.

Dividend Payment - Installment 5 of 10. On October 16, 2025, the payment of the fifth (5th) of ten dividend installments was announced. For more information, click here.

Dividend Payment - Installment 6 of 10. On November 13, 2025, the payment of the sixth (6th) of ten dividend installments was announced. For more information, click here.

3Q25 Earnings Release p.25

Main Regulatory Changes

●	Minimum Cash Requirements - Reserve Requirement Increase (Communication "A" 8281, 07/17/2025; "A" 8286, 07/23/2025; and "A" 8289). A 20 p.p. increase, effective as of 08/01/2025, applicable to: i) Peso deposits held by Mutual Funds (FCI) (from 20% to 40%). ii) Peso-denominated borrowing on-exchange repos (from 20% and 15% to 40% and 35%, respectively, depending on the term). iii) A 5 p.p. increase, effective as of 07/25/2025, applicable to passive repos (unifying the rate with on-exchange repos at 30%). Effective as of August 8, 2025, this rate is set at 40%.
●	USD-denominated Bank Checking Accounts (Communication "A" 8299, 08/07/2025). Financial institutions are now permitted to offer checking accounts denominated in US dollars, with the ability to issue checks only in the ECHEQ format.
●	Minimum Cash Requirements - Reserve Requirement Increase (Communication "A" 8302, 08/14/2025). The BCRA increased the minimum cash requirement rates by 5 percentage points, up to 50%. Furthermore, effective as of 08/18/25, the peso reserve requirement position moves to a daily measurement (previously a monthly average).
●	Minimum Cash Requirements - Reserve Requirement Increase (Communication "A" 8306, 08/25/2025). The BCRA increased by 3.5 percentage points the minimum cash requirement rates applicable to peso sight deposits, time deposits with an early cancellation option, and peso-denominated on-exchange repos, up to a maximum of 53.5% (13.5% of which may be integrated with Treasury debt).
●	Liquidity Coverage Ratio (Communication "A" 8308, 08/28/2025). Financial institutions are now required to calculate and report their Liquidity Coverage Ratio (LCR) separately for pesos and for foreign currency (previously, it was reported on a consolidated basis). Furthermore, the items that comprise the ratio (Measurement and Monitoring) will now be reported with monthly frequency (previously quarterly).
●	Global Net Foreign Currency Position - PGNME (Communication "A" 8311, 08/29/2025). Effective as of 12/01/2025, the monitoring of the negative position (having more liabilities than assets in foreign currency) will move to a daily compliance requirement (previously a monthly average). Furthermore, it established a new limit for the negative daily spot position, which may not exceed 30% of the previous month's RPC (Computable Capital Liability).
●	Foreign Exchange and External Sector (Communication "A" 8336, 09/26/2025). Any party purchasing dollars in the official market, commits, by means of a sworn statement, not to operate in the financial dollar markets (MEP or CCL) for the following 90 calendar days.
●	Minimum Cash Requirements - Reserve Requirements (Communication "A" 8350, 10/30/2025). Effective as of 11/01/2025, the BCRA is changing the way bank reserve requirements are measured: the minimum cash calculation moves to a monthly basis (previously daily), and furthermore, banks must maintain at least 95% of the total requirement for that month on a daily basis (previously 100%).
●	Minimum Reserve Requirements - Cash Requirements (Communication "A" 8355, 11/20/2025). Effective 12/01/2025 the BCRA eliminates the additional 3.5 p.p. reserve requirement for certain obligations denominated in Pesos, and allows this portion of the requirement to be integrated with public securities acquired through primary subscription with tenors of no less than 60 days. Furthermore, it reduces the minimum daily integration to 75% (previously 95%) of the monthly requirement. Finally, the 5 p.p. cash reserve requirement on sight deposits, which was due to expire at the end of the month, is extended until 03/31/2026 (while maintaining the additional 3.5 p.p. on time deposits, which are not set to expire).

3Q25 Earnings Release p.26

Glossary

Active clients: holders of at least one active product. Subgroup of total clients that comply with the requirements of being an account holder with a positive business volume in the last three months. Does not include joint account. Excludes clients with arrears. SMEs includes entrepreneurs.

APR: Annual Percentage Rate

APY: Annual Percentage Yield

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) + Overnight transactions in foreign banks/ Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Adjusted NIM: (Quarterly Net Interest Income - Net Monetary Position Results) / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

3Q25 Earnings Release p.27

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

3Q25 Earnings Release p.28

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Assets
Cash and deposits in banks	3,831,746	3,511,912	3,984,897	9.1%	(3.8%)
Cash	871,377	871,192	2,645,286	0.0%	(67.1%)
Financial institutions and correspondents	2,960,369	2,628,882	1,339,611	12.6%	121.0%
BCRA	1,826,432	1,666,644	1,183,882	9.6%	54.3%
Other local and foreign financial institutions	1,133,937	962,238	155,729	17.8%	n.m
Other	-	11,838	-	(100.0%)	N/A
Debt securities at fair value through profit or loss	277,966	661,623	109,230	(58.0%)	154.5%
Derivatives	57,686	12,757	11,519	352.2%	400.8%
Repo transactions	-	-	-	N/A	N/A
Other financial assets	248,919	205,347	281,686	21.2%	(11.6%)
Loans and other financing	12,560,997	11,819,505	7,157,535	6.3%	75.5%
Non-financial public sector	3,718	3,928	2,667	(5.3%)	39.4%
B.C.R.A	-	-	-	N/A	N/A
Other financial institutions	205,574	153,495	55,039	33.9%	273.5%
Non-financial private sector and residents abroad	12,351,705	11,662,082	7,099,829	5.9%	74.0%
Other debt securities	2,818,204	2,569,259	3,377,150	9.7%	(16.6%)
Financial assets pledged as collateral	1,013,281	376,261	317,660	169.3%	219.0%
Current income tax assets	116	91	59,853	27.5%	(99.8%)
Investments in equity instruments	15,204	16,243	12,546	(6.4%)	21.2%
Investments in subsidiaries and associates	35,404	33,720	28,034	5.0%	26.3%
Property and equipment	814,268	792,992	772,573	2.7%	5.4%
Intangible assets	101,960	93,786	88,255	8.7%	15.5%
Deferred income tax assets	117,007	36,791	35,766	218.0%	227.1%
Other non-financial assets	269,942	280,021	300,272	(3.6%)	(10.1%)
Non-current assets held for sale	3,853	3,853	1,849	-	108.4%
Total Assets	22,166,553	20,414,161	16,538,825	8.6%	34.0%
Liabilities
Deposits	15,356,769	13,804,047	11,238,505	11.2%	36.6%
Non-financial public sector	301,642	133,617	223,862	125.8%	34.7%
Financial sector	7,195	10,483	3,462	(31.4%)	107.8%
Non-financial private sector and residents abroad	15,047,932	13,659,947	11,011,181	10.2%	36.7%
Liabilities at fair value through profit or loss	-	448	157	(100.0%)	(100.0%)
Derivatives	74,163	15,944	8,068	365.1%	n.m
Reverse REPO transactions	300,565	-	-	N/A	N/A
Other financial liabilities	1,626,359	1,758,247	1,191,771	(7.5%)	36.5%
Financing received from the B.C.R.A. and other financial institutions	536,754	389,458	243,757	37.8%	120.2%
Corporate bonds issued	407,588	457,985	47,022	(11.0%)	n.m
Current income tax liabilities	25,242	17,984	12,186	40.4%	107.1%
Subordinated corporate bonds	-	-	-	N/A	N/A
Provisions	50,458	65,624	48,209	(23.1%)	4.7%
Deferred income tax liabilities	-	-	-	N/A	N/A
Other non-financial liabilities	805,981	794,154	599,639	1.5%	34.4%
Total Liabilities	19,183,879	17,303,891	13,389,314	10.9%	43.3%
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	6,745	6,745	6,745	-	-
Capital adjustments	1,102,512	1,102,512	1,102,512	-	-
Reserves	1,866,599	1,866,599	1,544,818	-	20.8%
Retained earnings	-	-	-	N/A	N/A
Other accumulated comprehensive income	(238,027)	(72,360)	90,609	(228.9%)	(362.7%)
Income for the period	181,856	146,770	356,250	23.9%	(49.0%)
Equity attributable to owners of the Parent	2,920,298	3,050,879	3,101,547	(4.3%)	(5.8%)
Equity attributable to non-controlling interests	62,376	59,391	47,964	5.0%	30.0%
Total Equity	2,982,674	3,110,270	3,149,511	(4.1%)	(5.3%)
Total Liabilities and Equity	22,166,553	20,414,161	16,538,825	8.6%	34.0%

3Q25 Earnings Release p.29

Balance Sheet – 5 Quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	3Q25	2Q25	1Q25	4Q24	3Q24
Assets
Cash and deposits in banks	3,831,746	3,511,912	2,753,333	3,444,171	3,984,897
Cash	871,377	871,192	1,265,362	2,173,141	2,645,286
Financial institutions and correspondents	2,960,369	2,628,882	1,486,073	1,271,030	1,339,611
B.C.R.A	1,826,432	1,666,644	974,226	925,464	1,183,882
Other local and foreign financial institutions	1,133,937	962,238	511,847	345,566	155,729
Other	-	11,838	1,898	-	-
Debt securities at fair value through profit or loss	277,966	661,623	477,495	111,961	109,230
Derivatives	57,686	12,757	7,503	12,030	11,519
Repo transactions	-	-	-	-	-
Other financial assets	248,919	205,347	543,333	308,686	281,686
Loans and other financing	12,560,997	11,819,505	10,199,025	9,194,475	7,157,535
Non-financial public sector	3,718	3,928	3,691	1,177	2,667
B.C.R.A	-	-	-	-	-
Other financial institutions	205,574	153,495	79,450	71,068	55,039
Non-financial private sector and residents abroad	12,351,705	11,662,082	10,115,884	9,122,230	7,099,829
Other debt securities	2,818,204	2,569,259	2,666,604	3,044,979	3,377,150
Financial assets pledged as collateral	1,013,281	376,261	359,719	564,662	317,660
Current income tax assets	116	91	50,810	55,419	59,853
Investments in equity instruments	15,204	16,243	15,624	15,438	12,546
Investments in subsidiaries and associates	35,404	33,720	29,753	29,050	28,034
Property and equipment	814,268	792,992	784,172	788,566	772,573
Intangible assets	101,960	93,786	87,389	84,436	88,255
Deferred income tax assets	117,007	36,791	53,487	30,918	35,766
Other non-financial assets	269,942	280,021	266,253	270,091	300,272
Non-current assets held for sale	3,853	3,853	3,853	4,573	1,849
Total Assets	22,166,553	20,414,161	18,298,353	17,959,455	16,538,825
Liabilities
Deposits	15,356,769	13,804,047	12,328,923	12,110,807	11,238,505
Non-financial public sector	301,642	133,617	126,208	147,108	223,862
Financial sector	7,195	10,483	7,913	5,278	3,462
Non-financial private sector and residents abroad	15,047,932	13,659,947	12,194,802	11,958,421	11,011,181
Liabilities at fair value through profit or loss	-	448	-	-	157
Derivatives	74,163	15,944	14,200	4,706	8,068
Reverse Repo Transactions	300,565	-	-	-	-
Other financial liabilities	1,626,359	1,758,247	1,389,655	1,457,904	1,191,771
Financing received from the B.C.R.A. and other financial institutions	536,754	389,458	318,810	245,066	243,757
Corporate bonds issued	407,588	457,985	288,948	141,357	47,022
Current income tax liabilities	25,242	17,984	23,338	16,800	12,186
Subordinated corporate bonds	-	-	-	-	-
Provisions	50,458	65,624	57,904	57,444	48,209
Deferred income tax liabilities	-	-	-	-	-
Other non-financial liabilities	805,981	794,154	711,655	728,732	599,639
Total Liabilities	19,183,879	17,303,891	15,133,433	14,762,816	13,389,314
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	6,745	6,745	6,745	6,745	6,745
Capital adjustments	1,102,512	1,102,512	1,102,512	1,102,512	1,102,512
Reserves	1,866,599	1,866,599	1,544,818	1,544,818	1,544,818
Retained earnings	-	-	430,835	-	-
Other accumulated comprehensive income	(238,027)	(72,360)	(63,589)	59,808	90,609
Income for the period	181,856	146,770	88,110	430,835	356,250
Equity attributable to owners of the Parent	2,920,298	3,050,879	3,110,044	3,145,331	3,101,547
Equity attributable to non-controlling interests	62,376	59,391	54,876	51,308	47,964
Total Equity	2,982,674	3,110,270	3,164,920	3,196,639	3,149,511
Total Liabilities and Equity	22,166,553	20,414,161	18,298,353	17,959,455	16,538,825

3Q25 Earnings Release p.30

Balance Sheet – Foreign Currency

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Assets
Cash and deposits in banks	2,613,092	2,263,183	3,332,059	15.5%	(21.6%)
Debt securities at fair value through profit or loss	173,974	136,966	196	27.0%	n.m
Other financial assets	40,701	55,637	47,173	(26.8%)	(13.7%)
Loans and other financing	3,073,427	2,445,140	1,097,614	25.7%	180.0%
Other financial institutions	10,370	9,578	9	8.3%	n.m
Non-financial private sector and residents abroad	3,063,054	2,435,558	1,097,598	25.8%	179.1%
Other debt securities	28,122	116,169	97,656	(75.8%)	(71.2%)
Financial assets pledged as collateral	280,568	122,024	42,382	129.9%	n.m
Investments in equity instruments	1,330	1,079	887	23.3%	49.9%
Total foreign currency assets	6,211,214	5,140,198	4,617,967	20.8%	34.5%
Liabilities
Deposits	5,248,564	4,505,079	4,351,273	16.5%	20.6%
Non-Financial Public Sector	38,706	36,702	109,920	5.5%	(64.8%)
Financial Sector	2,766	3,423	1,138	(19.2%)	143.1%
Non-financial private sector and residents abroad	5,207,092	4,464,954	4,240,215	16.6%	22.8%
Other financial liabilities	263,630	187,686	198,133	40.5%	33.1%
Financing received from the B.C.R.A. and other financial institutions	232,264	108,486	55,890	114.1%	315.6%
Corporate bonds issued	169,291	126,557	-	33.8%	N/A
Other non financial liabilities	100,206	117,257	89,181	(14.5%)	12.4%
Total foreign currency liabilities	6,013,955	5,045,065	4,694,477	19.2%	28.1%

Foreign Currency Net Position - AR$	197,259	95,133	(76,510)	107.4%	357.8%

Foreign Currency Net Position - USD	144	80	(79)	81.2%	283.2%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

3Q25 Earnings Release p.31

P&L – Quarterly

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	3Q25	2Q25	3Q24	QoQ	YoY
Interest income	1,311,872	1,113,273	1,001,576	17.8%	31.0%
Interest expense	(726,403)	(486,141)	(395,155)	-49.4%	-83.8%
Net interest income	585,469	627,132	606,421	-6.6%	-3.5%
Fee income	207,818	187,055	175,595	11.1%	18.4%
Fee expenses	(70,737)	(87,389)	(81,865)	19.1%	13.6%
Net fee income	137,081	99,666	93,730	37.5%	46.3%
Net income from financial instruments at fair value through P&L	22,611	49,859	38,653	-54.7%	-41.5%
Net loss from write-down of assets at amortized cost and fair value through OCI	(3,427)	(312)	72,919	n.m	-104.7%
Foreign exchange and gold gains	60,653	57,451	8,777	5.6%	n.m
Other operating income	71,288	39,834	38,446	79.0%	85.4%
Loan loss allowances	(209,957)	(153,149)	(54,357)	-37.1%	-286.3%
Net operating income	663,718	720,481	804,589	-7.9%	-17.5%
Personnel benefits	(147,208)	(150,246)	(132,734)	2.0%	-10.9%
Administrative expenses	(145,939)	(156,469)	(162,504)	6.7%	10.2%
Depreciation and amortization	(24,783)	(24,995)	(21,796)	0.8%	-13.7%
Other operating expenses	(176,699)	(180,185)	(100,144)	1.9%	-76.4%
Operating expenses	(494,629)	(511,895)	(417,178)	3.4%	-18.6%
Operating income	169,089	208,586	387,411	-18.9%	-56.4%
Income from associates and joint ventures	3,211	4,275	452	-24.9%	n.m
Income from net monetary position	(110,947)	(117,640)	(224,643)	5.7%	50.6%
Income before income tax	61,353	95,221	163,220	-35.6%	-62.4%
Income tax	(23,282)	(32,047)	(32,501)	27.4%	28.4%
Income for the period	38,071	63,174	130,719	-39.7%	-70.9%
Owners of the parent	35,086	58,660	131,326	-40.2%	-73.3%
Non-controlling interests	2,985	4,514	(607)	-33.9%	n.m

Other comprehensive Income (1)	(165,667)	(8,771)	(96,319)	n.m	-72.0%
Total comprehensive income	(127,596)	54,403	34,400	-334.5%	-470.9%
(1) Net of Income Tax.

3Q25 Earnings Release p.32

P&L – 5 Quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	3Q25	2Q25	1Q25	4Q24	3Q24
Interest income	1,311,872	1,113,273	1,031,361	1,052,144	1,001,576
Interest expense	(726,403)	(486,141)	(423,236)	(463,677)	(395,155)
Net interest income	585,469	627,132	608,125	588,467	606,421
Fee income	207,818	187,055	202,914	168,139	175,595
Fee expenses	(70,737)	(87,389)	(90,809)	(92,552)	(81,865)
Net fee income	137,081	99,666	112,105	75,587	93,730
Net income from financial instruments at fair value through P&L	22,611	49,859	36,174	46,831	38,653
Net loss from write-down of assets at amortized cost and fair value through OCI	(3,427)	(312)	90,032	91,418	72,919
Foreign exchange and gold gains	60,653	57,451	9,138	9,896	8,777
Other operating income	71,288	39,834	43,599	43,644	38,446
Loan loss allowances	(209,957)	(153,149)	(107,656)	(102,634)	(54,357)
Net operating income	663,718	720,481	791,517	753,209	804,589
Personnel benefits	(147,208)	(150,246)	(136,142)	(176,793)	(132,734)
Administrative expenses	(145,939)	(156,469)	(164,404)	(171,786)	(162,504)
Depreciation and amortization	(24,816)	(24,995)	(23,343)	(30,791)	(21,796)
Other operating expenses	(176,666)	(180,185)	(152,237)	(172,883)	(100,144)
Operating expenses	(494,629)	(511,895)	(476,126)	(552,253)	(417,178)
Operating income	169,089	208,586	315,391	200,956	387,411
Income from associates and joint ventures	3,211	4,275	831	986	452
Income from net monetary position	(110,947)	(117,640)	(168,109)	(188,268)	(224,643)
Income before income tax	61,353	95,221	148,113	13,674	163,220
Income tax	(23,282)	(32,047)	(56,434)	65,217	(32,501)
Income for the period	38,071	63,174	91,679	78,891	130,719
Owners of the parent	35,086	58,660	88,110	74,586	131,326
Non-controlling interests	2,985	4,514	3,569	4,305	(607)

Other comprehensive Income (OCI)(1)	(165,667)	(8,771)	(123,398)	(31,762)	(96,319)
Total comprehensive income	(127,596)	54,403	(31,719)	47,129	34,400

3Q25 Earnings Release p.33

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q25	2Q25	3Q24	QoQ	YoY
Profitability
Efficiency Ratio	57.6%	56.5%	59.5%	110 pbs	(190)pbs
ROA	0.7%	1.2%	3.4%	(50)pbs	(270)pbs
ROE	4.7%	7.6%	16.9%	(290)pbs	(1,220)pbs
Liquidity
Liquid assets / Total Deposits	44.3%	48.7%	67.3%	(445)pbs	(2,303)pbs
Capital
Regulatory Capital Ratio	16.7%	18.4%	22.2%	(176)pbs	(559)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	16.7%	18.4%	22.2%	(176)pbs	(559)pbs
Asset Quality
Total non-performing portfolio / Total portfolio	3.28%	2.28%	1.18%	99 pbs	210 pbs
Allowances /Total non-performing portfolio	99.98%	115.15%	152.98%	(1,517)pbs	(5,301)pbs
Cost of Risk	6.63%	5.44%	3.31%	119 pbs	332 pbs

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	3Q25	2Q25	3Q24	QoQ	YoY
Profitability
Efficiency Ratio	56.8%	56.4%	59.8%	40 pbs	(300)pbs
ROA	1.2%	1.5%	2.9%	(30)pbs	(170)pbs
ROE	8.0%	9.6%	13.9%	(160)pbs	(590)pbs
Liquidity
Liquid assets / Total Deposits	44.3%	48.7%	67.3%	(445)pbs	(2,303)pbs
Capital
Regulatory Capital Ratio	16.7%	18.4%	22.2%	(176)pbs	(559)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	16.7%	18.4%	22.2%	(176)pbs	(559)pbs
Asset Quality
Total non-performing portfolio / Total portfolio	3.28%	2.28%	1.18%	99 pbs	210 pbs
Allowances /Total non-performing portfolio	99.98%	115.15%	152.98%	(1,517)pbs	(5,301)pbs
Cost of Risk	5.01%	4.66%	3.32%	35 pbs	168 pbs

3Q25 Earnings Release p.34

About BBVA Argentina

BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its main shareholder since 1996. In Argentina, it has been one of the leading financial institutions since 1886. BBVA Argentina offers retail and corporate banking to a wide client base, including individuals, SMEs, and large corporations.

BBVA's strategy is to support its clients' ambition to go further. This is achieved through constant and empathetic support during key moments, recognizing the inner strength that drives people. The value proposition focuses on anticipation and innovation to be the ideal partner that helps clients reach their goals.

Investor Relations Contact

Carmen Morillo Arroyo – CFO

Diego Cesarini – Head of ALM & Investor Relations

Belén Fourcade – Investor Relations Manager

investorelations-arg@bbva.com

ir.bbva.com.ar

3Q25 Earnings Release p.35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	November 25, 2025	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer